ESGL Holdings Limited

101 Tuas South Avenue 2

Singapore 637226

April 21, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance,

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: Timothy S. Levenberg, Esq.

Re:	ESGL Holdings Limited
Amendment No. 2 to Registration Statement on Form F-4
Filed March 27, 2023
File No. 333-269078

Dear Mr. Levenberg:

ESGL Holdings Limited (the “Company”, “we”, “us” or “our”) hereby transmits our response to the comment letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 17, 2023, regarding the Company’s Amendment No. 2 to Registration Statement on Form F-4 (the “Registration Statement”) previously filed with the Commission on March 27, 2023.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Changes to the Registration Statement based on the Staff’s comments are reflected in Amendment No. 3 to the Registration Statement (the “Amendment”) which is being filed with the Commission concurrently with the submission of this letter.

Amendment No. 2 to Form F-4

Risk Factors

Certain judgments obtained against PubCo by PubCo’s shareholders may not be enforceable, page 46

1.	We note your disclosure that after the Business Combination, all of PubCo’s senior executive officers will reside outside the United States. If applicable, please identify the officers, directors, or director nominees of PubCo who reside in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals. For example, if applicable, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints.

RESPONSE: The Company has added disclosure on page 46 of the Amendment in response to the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information

Capitalization, page 131

2.	You disclose that included in the shares outstanding in your pro forma condensed financial statements are 6,719,642 PubCo ordinary shares to be issued to ESGL shareholders in connection with the merger agreement. You also disclose that these shares represent 7,500,000 shares less adjustments stipulated in the merger agreement. Please further describe these share adjustments, how they were calculated and explain why the shares issued to ESGL shareholders in the pro forma financial statements are not consistent with their ownership amounts presented in the table disclosed at page 25.

RESPONSE: The Company has revised the disclosure on pages 16, 25, 79, 81, 131 and other applicable sections of the Amendment in response to the Staff’s comment.

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We thank the Staff in advance for its review of the foregoing and the Amendment. If you have further comments, we ask that you forward them by e-mail to our counsel, David J. Levine, Esq., at dlevine@loeb.com or by telephone at (212) 407-4923.

Very truly yours,

/s/ Samuel Lui
Samuel Lui, Chief Executive Officer